Mail Stop 4561

December 11, 2006

Eric Boehnke, President
Southern Star Energy, Inc.
#307 – 1178 Hamilton Street
Vancouver, British Columbia V6B 2S2

> **RE:** **Southern Star Energy, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **File No. 0-52106**
> **Date Filed: November 21, 2006**

Dear Mr. Boehnke:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Although Item 14 of Schedule 14A is applicable to your filing, it does not appear that you provide all of the information that is specified in that disclosure guideline. We particularly note the absence of disclosure required by paragraphs (b)(8) and (b)(9) of that Item. Refer to Item 1 of Schedule 14C and thoroughly revise your disclosure in accordance with this disclosure requirement.

2. The description of the "restructuring" is difficult to comprehend and should be revised to meaningfully convey in a clear and concise manner the transactions that have occurred to date between the various entities and individuals involved in the "restructuring". The reasons for and goals of the transactions should be concisely described and you should provide a materially complete description of the economic effects the transaction will have on each of the interested parties.

3. On July 6, 2006, the Commission declared effective the company's initial public offering on Form SB-2, which registered a secondary offering consisting of 2,005,000 shares of common stock to be offered and sold by selling security holders. At the time of effectiveness, the company disclosed a business plan comprising that consisted of the marketing of its product, Linksurge, and the further development of the product functionality. Yet, four months after the effectiveness of the Form SB-2, the company entered into the restructuring agreement with Southern Star Operating, Inc., Big Sky Management, Ltd, Eric Boehnke, Troy Mutter, and Frank Hollman. Describe in detail the steps the steps the company took after July 6, 2006 in implementing the disclosed business plan. Discuss in detail when the difficulties in pursuing software sales and website development arose and and clarify when and how you considered the possibility of abandoning the software business to focus on opportunities in the oil and gas business, as you disclose on page 3 of the Information Statement. Tell us why this change in business plan was not disclosed in the company's Form SB-2 or Forms 10K-SB and 10Q-SB filed on September 13, 2006 and October 16, 2006. Please provide a detailed narrative chronology of the process through which Surge Enterprises and the Southern Star Energy agreed to the restructuring. This chronology would include, among other matters, the dates the subsidiary was formed and the entirety of the contacts by and between the company, Big Sky Management, Eric Boehnke, Troy Mutter, and Frank Hollman (or their respective representatives) from the initial contacts up to and including the execution of the restructuring agreement.

4. Please consolidate the beneficial ownership information on pages 4 and 5 into a single table. Your revised table should clearly indicate, in an easy to comprehend manner, the effect the restructuring will have on the beneficial ownership of the company.

5. You disclose on page 6 that shareholders are not entitled to dissenters' rights of appraisal with respect to the sale of the Surge Marketing shares. Please provide us with an analysis of your determination under Nevada Revised Statute Sections 92A.300-92A.500.

6. Please provide disclosure regarding the nature of the oil and gas leases in Bossier Parish and Caddo Parish, Louisiana. Explain what you intend to do with the

leases and how you intend to go about accomplishing your goals. Explain the rights and obligations of the holder of working interests in oil and gas properties, and discuss royalty interests in the properties and how the interests of the royalty interest holders compare to those of the working interest holder. You should provide appropriate disclosure regarding production data of the property, the developed acreage, the drilling activity, and the present activity on the land. If you intend to exploit mineral reserves on the property, you should a breakdown of your exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. If there is a phased program planned, briefly outline all phases. Or, disclose that you have no current plans to conduct any exploration on your property.

7. In the text of the information statement, provide a materially complete description of the consideration paid by Big Sky Management to acquire its 40% working interest in the oil and gas leases in Bossier and Caddo Parishes. Disclose the owner of the remaining 60% working and interest. Indicate the percentage interests of each of the company affiliates in Big Sky Management. Explain how Big Sky Management's payments to Dynamic Resources were financed. Compare the prices that Big Sky paid for the interests in the oil and gas properties with the prices that Southern Star is paying to acquire those interests in the oil and gas leases. Also describe when and how the opportunity to acquire the properties was presented to Big Sky Management. Discuss why the properties were acquired by Big Sky Management and shortly thereafter offered to its affiliate, Southern Star, rather than acquired directly by Southern Star. Discuss whether Southern Star was offered an opportunity to directly acquire the properties, and if it did not have the opportunity to acquire the properties directly, explain why not.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jay Ingram at (202) 551-3397 if you have questions. If you need further assistance, please contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.   Virgil Hlus, Esq.
         by facsimile at (604) 687-6314